(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: January 2, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WENDY’S INTERNATIONAL, INC.

Full Name of Registrant

Former Name if Applicable

4288 West Dublin-Granville Road

Address of Principal Executive Office (Street and Number)

Dublin, OH 43017

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Many companies in the restaurant and retail industries have recently corrected their accounting for leases and leasehold improvements. Management has discussed with the Audit Committee the Company’s lease accounting practices and is correcting its accounting to conform the lease term used in calculating straight-line rent expense with the term used to amortize improvements on leased properties. The Company has also concluded that, where applicable, rent holidays should be included in its determination of straight-line rent expense. The Company is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the year ended January 2, 2005 on a timely basis because the Company requires additional time to fully incorporate the lease accounting correction (previously announced by the Company) as management completes its year-end financial reporting. The Form 10-K, which is due to be filed with the SEC on March 18, 2005, will be filed by April 4, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kerrii B. Anderson (Name)	(614) (Area Code)	764-3100 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will report significantly lower net income and earnings per share for 2004 as compared with its 2003 results. On November 30, 2004, the Company announced an impairment of goodwill related to its Baja Fresh concept. The Company disclosed in its press release on February 16, 2005 preliminary 2004 results that include a pretax charge of $190 million ($187 million after tax), or $1.61 per share, for the impairment of goodwill related to Baja Fresh. As a result of the goodwill impairment the Company expects that its reported net income will be $51.8 million to $54.0 million compared to $236.0 million in 2003 and diluted earnings per share will be $.45 to $.47 for 2004 (including the estimated effect of the lease accounting correction discussed above) compared to $2.05 for 2003. The Company’s 2004 results of operations will be reflected in the 2004 “Financial Statements and Other Information” that will be filed with the Company’s proxy statement and incorporated by reference into the Company’s Form 10-K.

WENDY’S INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2005	By:	/s/ Kerrii B. Anderson
Kerrii B. Anderson Executive Vice President and Chief Financial Officer